Autoinjectors improve convenience of Betaferon(R) therapy


Berlin, February 18, 2003 - Schering AG, Berlin (FSE: SCH, NYSE: SHR) today announced the launch of Betaject(R) Light in Germany as part of the rolling European programme to make autoinjectors available to patients with multiple sclerosis. Betaject Light and Betaject(R), the less compact autoinjector for patients with the advanced form of the disease, are easy to use, automated mechanical devices that significantly reduce the unwanted side effects of the injection. Besides Germany, more than fifteen European countries, including Italy, Spain, Switzerland, Scandinavia and the Netherlands are offering the new autoinjector technology. Both autoinjectors will also be available in countries outside the EU.

"Our investment in the autoinjector technology represents our commitment to enhance the benefits of high-dose, high-frequency Betaferon therapy for the MS community," said Dr Joachim-Friedrich Kapp, Head of Specialized Therapeutics at Schering AG. "Betaject and Betaject Light, along with the recently approved room-temperature stable form of Betaferon, are our latest innovations to reach more patients and improve the compliance, retention, and length of their treatment."

According to a study of MS patients using the autoinjector technique instead of the standard subcutaneous (SC - under the skin) injection method (presented during the ENS 2002 in Berlin), administration of interferon beta-1b (Betaferon) with an interferon-free needle using an autoinjector significantly reduced the occurrence of injection-site reactions by about 60 per cent (p=0.0001). In addition, almost half of patients (42.8 per cent) using automated self-injection experienced no injection-site reactions, compared to only 14.3 per cent using standard SC injection (automated self-injection vs. standard SC injection, p=0.001). Overall, automated self-injection resulted in the fewest number of injection-site reactions (24 per cent of all injections) and appeared to reduce the risk of severe skin reactions and injection site pain.

"Patients who have long-term experience with interferon beta-1b understand that initially possible injection site reactions decrease over time," said Carlo Tornatore, Assistant Professor of Neurology, Georgetown MS Centre, Washington, D.C., and the lead investigator of the study. "This encouraging study shows there are steps patients can take to minimize these effects while also simplifying the injection process."

Commenting on the difference Betaject Light made compared to conventional SC injection, Allison Carter, an insurance claims negotiator from the United Kingdom with MS said: "BetajectLight has made my life much better by symplifying my treatment. It is automatically preset and all you have to do is push the trigger and the needle automatically goes in at the right speed and depth of injection. It is much less daunting than regular injections. In addition, I have no bruising and less injection site reactions. Previously, my husband had to help administer the medication but now I can do it all myself."


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:

Media Relations: Jeanine O'Kane, T:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng